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Exhibit (c)(1)

Agreements with Affiliates as
Disclosed in 1996 Financial Statement
of Tower Park Marina Investors, L.P.



4.  Related Party Transactions
    --------------------------

    The Partnership has an agreement with Westrec Marina Management, Inc., an affiliate of Westrec, to manage the day-to-day operations of the marinas for a fee equal to 6% of the marinas' monthly gross revenues (as defined). Management fees for the year ended December 31, 1996 and 1995 were $173,000, and $143,000, respectively.

    In connection with funding operating deficits and with the acquisition of marina facilities, funds have been borrowed from Westrec. These borrowings accrue interest at the prime rate plus 1% (9.50% at December 31, 1996). Total interest paid or accrued to Westrec for the year ended December 31, 1996, and 1995 was $92,000 and $84,000, respectively.